Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Mr. Jacob Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-51518888	Phone: +1-310-528-3031
Email: jake@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Closes RMB360 Million (US$57 million) Sale of Non-Core Assets

SHANGHAI, China, April 30, 2018 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) consummated a share sale and purchase agreement with Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) on April 27, 2018, in exchange for cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment. The contract is subject to an approximately 12% purchase price holdback, which will be paid, netting out tax payables, after certain post-closing requirements are completed.

Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

The Company expects the net cash received from the transaction to be approximately RMB336 million (US$53 million) before taking into account the working capital adjustment. The Company expects to record an after-tax gain on the sale of approximately RMB232 million (US$36 million) related to the transaction. As of December 31, 2017 the carrying value of the property owned by Shanghai HJX Digital Technology Co., Ltd was approximately RMB107 million (US$17 million).

Commenting on the transaction, Mr. Jacob A. Fisch, President and CEO of Acorn, said, “This transaction is an important one for Acorn, as we continue to liquidate non-core assets, improve liquidity and strengthen our financial position. Following this transaction, we believe there is still significant untapped value on our balance sheet and in our brands. As we look to the future, we are seeking new business opportunities to increase our top line, exploring potential transactions to build scale, and considering other methods to maximize value for our shareholders.”

Mr. Robert W. Roche, Executive Chairman of Acorn noted, “This disposition of another non-core asset demonstrates our focus on creating additional liquidity and cash flow, and unlocking value on our balance sheet. Creating this liquidity provides us greater financial flexibility as we work on expanding our core business and pursuing other growth, including potential transformational, opportunities in the future.”

Explanatory Note

To implement the sale and purchase transaction, China DRTV, Inc., a company duly organized and validly existing under the laws of the British Virgin Islands (“Seller”), and a wholly-owned subsidiary of Acorn International, Inc. (NYSE: ATV) (“Acorn” or “Company”), entered into a share sale and purchase agreement (the “Purchase Agreement”) with Hong Kong Red Star Macalline Universal Home Furnishings Limited, a company duly organized and validly existing under the laws of Hong Kong (“Buyer”). Pursuant to the Purchase Agreement, Buyer purchased all of the capital stock of one of Seller’s wholly-owned subsidiaries, Bright Rainbow Investments Limited, a company duly organized and validly existing under the laws of Hong Kong (the “Target Company”), from the Seller for RMB 360,000,000 (the “Purchase Price”) in cash. The Purchase Price is subject to a post-closing adjustment pursuant to which the working capital of the Target Company as of 11:59PM on the calendar day immediately preceding the closing date will be added to and RMB1,000,000 (as compensation for the removal of the high-voltage power line and tower) will be deducted from the Purchase Price. The Target Company owns the entire share capital of Shanghai Hao Ji Xing Digital Technology Co., Ltd., a company duly organized and validly existing under the laws of the PRC (“HJX”). HJX owns the land use rights to the land plot located at No.8 Huawei Road, Qingpu District, Shanghai, the PRC, with a total area of 76,798.8 square meters, and all the buildings, fixtures and related facilities thereon. Company agrees to guarantee the Seller’s performance of its obligations set forth in the Purchase Agreement.

Each of Seller and Buyer respectively agrees to indemnify the other party for losses arising from certain breaches of the Purchase Agreement, and for certain other liabilities, subject to specified limitations.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," “potential,” and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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